POWER OF ATTORNEY

KNOWN BY ALL THESE PRESENTS, that the undersigned, acting on behalf of the entities listed below (each, a "Company"), hereby makes, constitutes and appoints Jeremy Kahn and Brian Ignatowitz as the undersigned's true and lawful attorneys-in-fact with full power and authority to:

> Execute documents and take any actions necessary to execute SEC Forms 13F, 13D, 13G, and N-PX filings on behalf of the Company.

The undersigned hereby grants to each attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all the acts such attorney-in-fact shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted.

The undersigned hereby agrees that all acts previously taken by Jeremy Kahn or Brian Ignatowitz on behalf of the Company, in connection with the power and authority granted herein, be and each is formally adopted, ratified, confirmed and approved as the act and deed of the Company.

This Power of Attorney shall remain in full force so long as Jeremy Kahn and Brian Ignatowitz are employed by the Company or the revocation thereof. An electronic signature on this power of attorney shall have the same force and effect as a manual signature and this power of attorney shall be as valid and enforceable as a manually signed power of attorney.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this September 19, 2025.

Jane Street Europe Limited

By: Maanit Desai
Name: Maanit Desai
Title: Director

Jane Street Singapore Pte. Limited

By: Chenzi Zhang
Name: Chenzi Zhang
Title: Director

Jane Street Group, LLC
Jane Street Capital, LLC
Jane Street Options, LLC
Jane Street Global Trading, LLC
JSOIN (BVI), Ltd.

By: ______________________
Name: Matthew Berger
Title: Managing Director